EXHIBIT 99.1
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                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")
                              ---------------------


On 4 June 2003 WPP received the following notification pursuant to section 198-202 of the Companies Act 1985 from Franklin Resources, Inc. The registered interests are those of Franklin Resources, Inc and its affiliates, which includes Franklin Mutual Advisers LLC and Templeton Worldwide, Inc and its affiliates.

Franklin Resources, Inc now holds 45,248,791 WPP Ordinary Shares. This holding represents 3.91% of WPP's issued Ordinary Share Capital.



4 June 2003


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